SCHEDULE 13D

Amendment No.
US Air Group Incorporated
Common Stock
Cusip # 911905107
Filing Fee: No


Cusip # 911905107
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	PF
Item 6:	Commonwealth of Massachusetts
Item 7:	894,816
Item 8:	None
Item 9:	5,705,868
Item 10:	None
Item 11:	5,705,868
Item 13:	9.02%
Item 14:	HC


PREAMBLE

	The filing of this Schedule 13D is not, and should not be deemed to be, an admission that such Schedule 13D is required to be filed. See the discussion under Item 2.

Item 1.	Security and Issuer.

	This statement relates to shares of the Common Stock, $0.00 par value (the "Shares") of US Air Group Incorporated, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 2345 Crystal Drive, Arlington, VA
22227.

Item 2.	Identity and Background.

	Item 2 is amended as follows:

	This statement is being filed by FMR Corp., a Massachusetts Corporation ("FMR"). FMR is a holding company one of whose principal assets is the capital stock of a wholly-owned subsidiary, Fidelity Management & Research Company ("Fidelity"), which is also a Massachusetts corporation. Fidelity is an investment advisor which is registered under Section 203 of the Investment Advisors Act of 1940 and which provides investment advisory services to more than 30 investment companies which are registered under Section 8 of the Investment Company Act of 1940 and serves as investment advisor to certain other funds which are generally offered to limited groups of investors (the "Fidelity Funds"). Fidelity Management Trust Company ("FMTC"), a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, serves as trustee or managing agent for various private investment accounts, primarily employee benefit plans and serves as investment adviser to certain other funds which are generally offered to limited groups of investors (the "Accounts"). Various directly or indirectly held subsidiaries of FMR are also engaged in investment management, venture capital asset management, securities brokerage, transfer and shareholder servicing and real estate development. The principal offices of FMR, Fidelity, and FMTC are located at 82 Devonshire Street, Boston, Massachusetts 02109.

	Members of the Edward C. Johnson 3d family are the predominant owners of Class B shares of common stock of FMR representing approximately 49% of the voting power of FMR. Mr. Johnson 3d owns 12.0% and Abigail Johnson owns 24.5% of the aggregate outstanding voting stock of FMR, and Mr. Johnson 3d is the Chairman of FMR. The Johnson family group and all other Class B shareholders have entered into a shareholders' voting agreement under which all Class B shares will be voted in accordance with the majority vote of Class B shares.
Accordingly, through their ownership of voting common stock and the execution of the shareholders' voting agreement, members of the Johnson family may be deemed, under the Investment Comany Act of 1940, to form a controlling group with respect to FMR. The business address and principal occupation of Mr. Johnson 3d is set forth in Schedule A hereto.

	The Shares to which this statement relates are owned directly by ten of the Fidelity Funds, and twelve of the Accounts.

	The name, residence or business address, principal occupation or employment and citizenship of each of the executive officers and directors of FMR are set forth in Schedule A hereto.

	Within the past five years, none of the persons named in this Item 2 or listed on Schedule A has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to any civil proceeding and as a result thereof was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.



Item 3.	Source and Amount of Funds or Other Consideration.

	Item 3 is amended as follows:

	The Fidelity Funds which own or owned Shares purchased in the aggregate 14,481,975 Shares for cash in the amount of approximately $188,727,004, including brokerage commissions. Except as described below, the Fidelity Funds used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Of the 499 Shares of common stock owned by one Fidelity Fund as of December 26, 1995, 499 Shares were purchased on margin pursuant to a typical customer margin agreement with Bear, Stearns & Co. Proceeds from 9,673,900 Shares sold aggregated approximately $124,876,212. The attached Schedule B sets forth Shares purchased and/or sold since October 28, 1995.

	The Accounts of FMTC which own or owned Shares purchased in the aggregate 2,917,820 Shares for cash in the amount of approximately $45,757,625, including brokerage commissions.
Except as described below, the Accounts used their own assets in making such purchase and no part of the purchase price is represented by borrowed funds. Of the 110,483 Shares of common stock owned by one Account as of December 26, 1995, 110,483
Shares were puchased on margin pursuant to a typical customer margin agreement with Goldman Sachs & Co. In addition, of the 230,010 Shares of common stock owned by another Account as of such date, 230,010 Shares were purchased on margin pursuant to a typical margin agreement with Goldman Sachs & Co. Proceeds from 2,023,503 Shares sold aggregated approximately $26,374,789. The attached Schedule B sets forth Shares purchased and/or sold since October 28, 1995.

Item 4.	Purpose of Transaction.

	Item 4 is amended as follows:

	The purpose of Fidelity and FMTC in having the Fidelity Funds and the Accounts purchase Shares is to acquire an equity interest in the Company in pursuit of specified investment objectives established by the Board of Trustees of the Fidelity Funds and by the investors in the Accounts.

	Fidelity and FMTC, respectively, may continue to have the Fidelity Funds and the Accounts purchase Shares subject to a number of factors, including, among others, the availability of Shares of sale at what they consider to be reasonable prices and other investment opportunities that may be available to the Fidelity Funds and Accounts.

	Fidelity and FMTC, respectively, intend to review continuously the equity position of the Fidelity Funds and Accounts in the Company. Depending upon future evaluations of the business prospects of the Company and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, Fidelity may determine to cease making additional purchases of Shares or to increase or decrease the equity interest in the Company by acquiring additional Shares, or by disposing of all or a portion of the Shares.

	Neither Fidelity nor FMTC has any present plan or proposal which relates to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale of transfer of a material amount of assets involving the Company or any of its subsidiaries, (ii) any change in the Company's present Board of Directors or management, (iii) any material changes in the Company's present capitalization or dividend policy or any other material change in the Company's business or corporate structure, (iv) any change in the Company's charter or by-laws, or (v) the Company's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the 1934 Act.

Item 5.	Interest in Securities of Issuer.

	Item 5 is amended as follows:

	FMR, Fidelity, and FMTC, beneficially own all 5,705,868
Shares.

	(a)	FMR beneficially owns, through Fidelity, as investment
advisor to the Fidelity Funds, 4,811,551 Shares, or approximately 7.60% of the outstanding Shares of the Company, and through FMTC, the managing agent for the Accounts, 894,317 Shares, or approximately 1.41% of the outstanding Shares of the Company.
FMR could also be deemed to beneficially own certain of such Shares through its ownership of the general partner of certain private investment funds. The number of Shares held by the Fidelity Funds includes 141,325 Shares of common stock resulting from the assumed conversion of 56,700 shares of the $4.375
Convertible Preferred (2.4925 shares of common stock for each $4.375 Convertible Preferred). The number of Shares held by the Accounts includes 661,260 Shares of common stock resulting from the assumed conversion of 265,300 shares of the $4.375
Convertible Preferred described above.  Neither FMR, Fidelity,
FMTC, nor any of its affiliates nor, to the best knowledge of FMR, any of the persons name in Schedule A hereto, beneficially owns any other Shares. The combined holdings of FMR, Fidelity, and FMTC, are 5,705,868 Shares, or approximately 9.02% of the outstanding Shares of the Company.

	(b)	FMR, through is control of Fidelity, investment advisor
to the Fidelity Funds, and the Funds each has sole power to dispose of the Shares. Neither FMR nor Mr. Johnson has the sole power to vote or direct the voting of the 4,811,052 Shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the Shares under written guidelines established by the Funds'
Board of Trustees. FMR, through its control of Fidelity, investment advisor to Fidelity Copernicus Fund, L.P.
("Copernicus") a private investment limited partnership, and Copernicus each has the sole power to vote or direct the voting of 499 Shares owned directly by Copernicus. FMR, through its control of FMTC, investment manager to the Accounts, and the Accounts each has sole dispositive power over 894,317 Shares and sole power to vote or to direct the voting of 894,317 Shares, and no power to vote or to direct the voting of 0 Shares owned by the Accounts.

	(c)	Except as set forth in Schedule B, neither FMR, or any
of its affiliates, nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has effected any transaction in Shares during the past sixty (60) days.

Item 6.	Contract, Arrangements, Understandings or Relationships
With Respect to Securities of the Issuer.

	Other than the margin agreements described in Item 3 above and except as described in the following paragraph, neither FMR nor any of its affiliates nor, to the best knowledge of FMR, any of the persons named in Schedule A hereto has any joint venture, finder's fee, or other contract or arrangement with any person with respect to any securities of the Company.

	The Funds and Accounts may from time to time own debt securities issued by the Company or its direct or indirect subsidiaries, and may from time to time purchase and/or sell such debt securitites.



Item 7.	Material to be Filed as Exhibits.

	Not Applicable.

	This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						FMR Corp.



DATE:	January 3, 1996	By:	/s/Arthur
Loring
	Arthur Loring
	Vice President-Legal




SCHEDULE A

	The name and present principal occupation or employment of each executive officer and director of FMR Corp. are set forth below. The business address of each person is 82 Devonshire Street, Boston, Massachusetts 02109, and the address of the corporation or organization in which such employment is conducted is the same as his business address. All of the persons listed below are U.S. citizens.

POSITION WITH
									PRINCIPAL
NAME	FMR CORP.	OCCUPATION

Edward C. Johnson 3d	President,
	Chairman of the
Director, CEO	Board and CEO, FMR
Chairman &
Mng. Director

J. Gary Burkhead	Director	President-Fidelity

Caleb Loring, Jr.	Director,	Director, FMR
	Mng. Director

James C. Curvey	Director, 	Sr. V.P., FMR
	Sr. V.P.

William L. Byrnes	Vice Chairman	Vice Chairman, FIL
Director & Mng.
Director

Abigail P. Johnson	Director	Portfolio Mgr -
Fidelity
		Management &
Research
		Company

Robert C. Pozen	Sr. V.P. & Gen'l	Sr. V.P. & Gen'l
	Counsel	Counsel, FMR

David C. Weinstein	Sr. Vice President	Sr. Vice President
Administration	Administration

Gerald M. Lieberman	Sr. Vice Pres. - 	Sr. Vice Pres. -
Chief Financial	Chief Financial
Officer	Officer



SCHEDULE B


US Air Group Incorporated

Seven Fidelity Fund(s) purchased shares of common stock since October 28, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-02-95	10,000	$14.13
	11-06-95	10,000	14.95
	11-07-95	50,000	14.94
	11-09-95	20,000	15.63
	11-10-95	35,000	15.07
	11-13-95	10,000	15.49
	11-15-95	10,000	10.75
	11-20-95	500,000	11.92
	11-21-95	210,000	11.84
	11-22-95	203,100	12.10
	11-24-95	53,100	12.38
	11-27-95	199,800	12.57
	11-28-95	286,600	12.56
	11-29-95	603,200	12.93
	11-30-95	236,500	13.24
	12-01-95	262,500	13.45
	12-04-95	25,000	13.13
	12-11-95	51,900	12.71
	12-12-95	179,800	12.58
	12-19-95	672,200	12.72
	12-20-95	275,800	13.36
	12-21-95	275,000	13.47
	12-22-95	274,900	13.33
	12-26-95	166,300	13.50




SCHEDULE B


US Air Group Incorporated

Two Fidelity Fund(s) sold shares of common stock since October 28, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-31-95	15,000	$14.00
	11-09-95	50,000	15.75
	11-14-95	42,000	12.05
	11-14-95	5,300	12.75
	11-15-95	21,000	11.50
	11-30-95	25,000	13.11
	12-01-95	20,000	13.25
	12-08-95	20,000	12.25
	12-20-95	4,000	13.75
	12-26-95	60,000	13.48





SCHEDULE B


US Air Group Incorporated

Eleven Account(s) purchased shares of common stock since October 28, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-01-95	14,700	$13.88
	11-03-95	16,800	14.84
	11-07-95	133,000	15.02
	11-08-95	59,700	15.63
	11-09-95	81,500	15.68
	11-10-95	35,000	15.07
	11-13-95	42,100	15.43
	11-14-95	22,800	11.82
	11-15-95	10,000	10.75
	11-17-95	41,200	11.28
	11-21-95	100	11.75
	11-22-95	70,400	12.10
	11-27-95	200	12.57
	11-28-95	200	12.56
	11-29-95	1,600	12.93
	11-30-95	18,700	12.96
	12-01-95	3,200	13.50
	12-04-95	7,300	13.13
	12-06-95	40,000	12.06
	12-11-95	8,600	12.63
	12-19-95	5,800	12.59
	12-20-95	6,700	13.63
	12-22-95	5,200	13.33
	12-26-95	6,800	13.52




SCHEDULE B


US Air Group Incorporated

Four Account(s) sold shares of common stock since October 28, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-30-95	11,600	$13.88
	11-02-95	33,400	14.00
	11-03-95	42,800	14.75
	11-06-95	109,400	15.13
	11-14-95	99,200	12.40
	11-15-95	197,700	10.67
	11-16-95	113,800	11.08
	12-01-95	21,500	13.25
	12-05-95	10,100	12.82
	12-06-95	26,000	11.88
	12-13-95	13,700	12.30
	12-15-95	5,900	12.13
	12-21-95	36,400	13.38
	12-22-95	24,700	13.38
	12-26-95	32,000	13.50



SCHEDULE B


US Air Group Incorporated

Two Fidelity Fund(s) purchased shares of the $4.375 Convertible Preferred since October 28, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-16-95	50,000	$35.50
	11-20-95	200	37.00
	11-21-95	6,500	37.50








SCHEDULE B


US Air Group Incorporated

Three Account(s) purchased shares of the $4.375 Convertible Preferred since October 28, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	11-21-95	3,800	$37.50
	11-22-95	14,500	37.94
	11-30-95	5,000	39.75
	12-06-95	20,000	38.28





SCHEDULE B


US Air Group Incorporated

Three Account(s) sold shares of the $4.375 Convertible Preferred since October 28, 1995 at the dates and at the prices set forth below. The transactions were made for cash in open market transactions or with other investment companies with the same or an affiliated investment advisor.

	DATE	SHARES	PRICE

	10-30-95	5,000	$41.25
	11-03-95	20,000	43.38
	11-08-95	12,500	46.25